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March 20, 2013

VIA EDGAR

Mr. David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     3SBio Inc.
           Amendment No. 1 to Schedule 13E-3
           Filed on March 15, 2013
           File No. 005-82724

Dear Mr. Orlic:

     On behalf of 3SBio Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 19, 2013 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-82724 (“Amendment No. 1”), filed on March 15, 2013 by the Company and the other filing persons named therein and the preliminary proxy statement attached as Exhibit (a)(1) thereto (the “Proxy Statement”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

     We represent the independent committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Dr. Jing Lou, Mr. Dan Lou, Mr. Bin Huang, Ms. Dongmei Su, Century Sunshine Limited, Decade Sunshine Limited, Decade Sunshine Merger Sub or CPEChina Fund, L.P., such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

Securities and Exchange Commission, p. 2

     Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) and a revised proxy statement (the “Revised Proxy Statement”) attached as Exhibit (a)(1) thereto. In addition, a marked copy of Amendment No. 2 and the Revised Proxy Statement indicating changes to Amendment No. 1 and the Proxy Statement, respectively, is being provided to the Staff via email.

*            *           *

Background of the Merger, page 28

1.	We note your response to prior comment 5. Please file the preliminary projections relating to 2012 at this time.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 50 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Independent Committee…, page 37

2.	We note your response to prior comment 8 and continue to question how the last two bullet points on page 39 and the first bullet point on page 40 are consistent with the second bullet point on page 40. Please describe in greater detail how the board of directors could have determined that the transaction is fair because they could consider alternative transactions, when there appears to be no realistic possibility of an alternative transaction. We have similar concerns with the last two bullet points on page 46. Please revise your disclosure or advise.

We have revised the disclosure in the referenced bullet points to address the Staff's comment. Please note that with respect to the first bullet point on page 40, the relevant merger agreement provision relates to a change of recommendation only other than in connection with an alternative acquisition proposal and we have revised the disclosure to clarify this. Please refer to pages 39, 40 and 46 of the Revised Proxy Statement.

Annex D: Directors and Executive Officers of Each Filing Person, page D-1

3.	As requested, please provide the full employment history during the past five years for Ms. Ching-Nar Cindy Chan, including the nature of her business activities between July 2009 and July 2010 and her activities from July 2008 to July 2009.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page D-4 of the Revised Proxy Statement.

*            *           *

Securities and Exchange Commission, p. 3

     Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Dr. Jing Lou, Mr. Dan Lou, Mr. Bin Huang, Ms. Dongmei Su, Century Sunshine Limited, Decade Sunshine Limited, Decade Sunshine Merger Sub and CPEChina Fund, L.P., as requested by the Staff.

     Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86) 10 5920-1090.

Very truly yours,

/s/ Ling Huang
Ling Huang, Esq.

cc:	W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers – West (23Fl)
12 B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People’s Republic of China

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

Gregory Puff, Esq.
Akin Gump Strauss Hauer & Feld LLP
Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark,
15 Queen's Road Central, Hong Kong

Securities and Exchange Commission, p. 4

EXHIBIT A – ACKNOWLEDGEMENT

     In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of March 19, 2013 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-82724 (the “Schedule 13E-3”), filed on March 15, 2013 by 3SBio Inc. and the other filings persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 2 to the Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3SBio Inc.

By:	/s/ Tianruo (Robert) Pu

Name:	Tianruo (Robert) Pu

Title:	Chairman of Independent
Committee

Century Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Decade Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Securities and Exchange Commission, p. 5

Title:	Director

Decade Sunshine Merger Sub

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Jing Lou

By:	/s/ Dr. Jing Lou

Dan Lou

By:	/s/ Dan Lou

Bin Huang

By:	/s/ Bin Huang

Dongmei Su

By:	/s/ Dongmei Su

CPEChina Fund, L.P.

By: CITIC PE ASSOCIATES, L.P., as
general partner

By: CITIC PE Funds Limited, as general
partner

By:	/s/ Cindy Chan

Name:	Cindy Chan

Title:	Director